UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
				(Amendment No. ____)

La Jolla Pharmaceutical Company
                  _____________________________________________
         (Name of Issuer)

Common Stock, Par Value .01
                 _______________________________________________
(Title of Class of Securities)

503459307
              _________________________________________________
(CUSIP Number)


		with a copy to:
Austin W. Marxe		Allen B. Levithan, Esq.
527 Madison Avenue, Suite 2600		Lowenstein Sandler PC
New York, New York 10022		65 Livingston Avenue
			Roseland, New Jersey 07068
			(973) 597-2406
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2006
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	____	Rule 13d-1(b)
	_x__	Rule 13d-1(c)
	____	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the
Act
 but shall be subject to all other provisions of the Act (however, see the Notes).



Cusip No. 503459307       13G                           Page 2 of 6 Pages
1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

	Austin W. Marxe and David M. Greenhouse


	2.	Check the Appropriate Box if a Member of a Group (See
Instructions):
	(a)	[    ]	 	Not Applicable
	(b)	[    ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions):  00

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e):
				Not Applicable

	6.	Citizenship or Place of Organization:	    United States

	Number of	7.	Sole Voting Power:	0
	Shares Beneficially	8.	Shared Voting Power:	 1,773,646*
	Owned by
	Each Reporting	9.	Sole Dispositive Power:	0
	Person With	10.	Shared Dispositive Power:	  1,773,646*__

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
         1,773,646*

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
		(See Instructions):		               Not Applicable

	13.	Percent of Class Represented by Amount in Row (11):     5.4%*

	14.	Type of Reporting Person (See Instructions):       IA, IN


* This is a joint filing by Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?). Marxe and Greenhouse share sole voting and investment power over 220,557 common shares and 320,833 warrants to purchase 64,167 common shares owned by Special Situations Cayman Fund, L.P., 64,127 common shares and 96,038 warrants to purchase 19,208 common shares owned by Special Situations Fund III, L.P., 745,523 common shares and 1,095,629 warrants to purchase 219,126 common shares owned by Special Situations Fund III QP, L.P., 193,866 common shares and 320,833 warrants to purchase 64,167 common shares owned by Special Situations Private Equity Fund, L.P., and 149,573 common shares and 166,667 warrants to purchase 33,333 common shares owned by Special Situations Life Sciences, L.P. See Items 2 and 4 of this Schedule for additional information.


								Page 3 of 6 Pages
Item 1.	Security and Issuer:
	(a) La Jolla Pharmaceutical Company
(b) 6455 Nancy Ridge Drive, San Diego, CA 92121

Item 2. (a)	Name of Person Filing:
	The persons filing this report are Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?), who are the controlling principals of AWM Investment Company, Inc. (?AWM?), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (?Cayman?). AWM also serves as the general partner of MGP Advisers Limited Partnership (?MGP?), the general partner of and investment adviser to Special Situations Fund III, L.P.(?SSF3?) and general partner of Special Situations Fund III QP, L.P. (SSFQP). Marxe and Greenhouse are also members of MG Advisers L.L.C. (?MG?), the general partner of Special Situations Private Equity Fund, L.P. (?SSPE?) and LS Advisers L.L.C. (?LS?), the general partner of Special Situations Life Sciences Fund, L.P. (?Life Sciences?). AWM serves as the investment adviser to SSFQP, SSPE, and Life Sciences. (SSF3, SSFQP, Cayman, SSPE and Life Sciences) will hereafter be referred to as, the ?Funds?). The principal business of the Funds is to invest in equity and equity-related securities and other securities of any kind or nature.


             (b) Address of Principal Business Office or, if none, Residence:

	The principal business address for Marxe and Greenhouse is 527 Madison Avenue, Suite 2600, New York, NY 10022.


              (c) Citizenship:

       	           Austin W. Marxe and David M. Greenhouse are United States citizens.

              (d) Title of Class of Securities:  Common shares
	              (e) CUSIP Number:  503459307

Item 3. If this statement is filed pursuant to $240.13d-1(b) or 240.13d-2(b), check whether
            the person filing is a:    Not Applicable

(a) ( )	Broker or Dealer registered under section 15 of the Act;
(b) ( )	Bank as defined in section 3(a) (6) of the Act;
(c) ( )	Insurance Company as defined in section 3(a) (19) of the Act;
(d) ( )	Investment Company registered under section 8 of the Investment
Company Act of 1940;
(e) ( )	An Investment Adviser in accordance with $240.13d
		-1(b)(I)(ii)(E);
(f) ( )	An employee benefit plan or endowment fund in accordance with
$240.13d-1(b)(I)(ii)(F);


								Page 4 of 6 Pages

(g) ( )	A parent holding company or control person in accordance with
$240.13d-
	1(b)(1)(ii)(G);
(h) ( ) 	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance

	Act;
(i) ( ) 	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment
Company Act of 1940;
(j) ( )   	Group, in accordance with $240.13d-1(b)(1)(ii)(J).


Item 4.       Ownership:

	 (a) Amount Beneficially Owned: Messrs. Marxe and Greenhouse beneficially own a total of 1,373,646 shares of common stock and 2,000,000 warrants to purchase 400,000 common shares. This amount includes 220,557 common shares and 320,883 warrants to purchase 64,167 common shares owned by Cayman, 193,866 common shares and 320,833 warrants to purchase 64,167 common shares owned by SSPE, 64,127 common shares and 96,038 warrants to purchase 19,208 common shares owned by SSF3, 745,523 common shares and 1,095,629 warrants to purchase 219,126 common shares owned by SSFQP, and 149,573 common shares and 166,667 warrants to purchase 33,333 common shares owned by Life Sciences.

	(b) Percent of Class: Messrs. Marxe and Greenhouse beneficially own 5.4% of the shares outstanding. Cayman owns 0.9% of the outstanding shares, SSPE owns 0.8% of the outstanding shares, SSF3 owns 0.3% of the outstanding shares, SSFQP owns 2.9% of the outstanding shares, and Life Sciences owns 0.6% of the outstanding shares.

	(c) Number of Shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:  0

		(ii)	Shared power to vote or to direct the vote:  1,773,646

		(iii)	Sole power to dispose or to direct the disposition of:  0

(iv)	Shared power to dispose or to direct the disposition of:
1,773,646


Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following __.

Item 6.Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on By the Parent Holding Company: Not Applicable.








         Page 5 of 6 Pages



Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9. Notices of Dissolution of Group:  Not applicable.

Item 10.Certification:

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 13, 2007




				/s/ Austin W. Marxe
				AUSTIN W. MARXE



				/s/David M Greenhouse
				DAVID M. GREENHOUSE




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).













         								Page 6 of 6 Pages


JOINT FILING AGREEMENT


	Austin W. Marxe and David M. Greenhouse hereby agree that the Schedule 13G to which this agreement is attached is filed on behalf of each of them.





	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse




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1319328.02